UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  DRUCKER, INC.
                                  -------------
                                (Name of Issuer)

                     Common Stock, par value $,001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  262151 20 2
                                 (CUSIP Number)

                               c/o DRUCKER, INC.
                           Suite 916, Cathedral Place
                            925 West Georgia Street
                         Vancouver, BC, Canada V6C 3L2
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 [June 15, 2003]
             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 262151 20 2
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Speed One
                IDENTIFICATION NO. OF ABOVE PERSON           Investment Ltd.
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                British Virgin Islands
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER            69,765,600*
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       69,765,600*

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  [56]%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     CO
--------------------------------------------------------------------------------

*The shares of Common Stock reported as beneficially owned by Speed One Investment Ltd. ("Speed One") are shares of Common Stock which Speed One has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders.

--------------------------------------------------------------------------------
CUSIP No. 262151 20 2
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Wei Zhang Liu
                IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                [China]
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER            69,765,600*
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       69,765,600*

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  [56]%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

*The shares of Common Stock reported as beneficially owned by Speed One Investment Ltd. ("Speed One") are shares of Common Stock which Speed One has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders. The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock except with respect to such Reporting Persons's pecuniary interest therein.

--------------------------------------------------------------------------------
CUSIP No. 262151 20 2
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Liang Hong
                IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                [China]
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER            69,765,600*
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       69,765,600*

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  [56]%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

*The shares of Common Stock reported as beneficially owned by Speed One are shares of Common Stock which Speed One has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders. The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock except with respect to such Reporting Persons's pecuniary interest therein.

--------------------------------------------------------------------------------
CUSIP No. 262151 20 2
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Liang Song Ge
                IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                [China]
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER            69,765,600*
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       69,765,600*

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  [56]%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

*The shares of Common Stock reported as beneficially owned by Speed One are shares of Common Stock which Speed One has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders. The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock except with respect to such Reporting Persons's pecuniary interest therein.

--------------------------------------------------------------------------------
CUSIP No. 262151 20 2
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Yi Kong Sun
                IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                [China]
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER            69,765,600*
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       69,765,600*

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  [56]%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

*The shares of Common Stock reported as beneficially owned by Speed One are shares of Common Stock which Speed One has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders. The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock except with respect to such Reporting Persons's pecuniary interest therein.

--------------------------------------------------------------------------------
CUSIP No. 262151 20 2
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Hong Jun Lu
                IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                [China]
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER            69,765,600*
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       69,765,600*

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  [56]%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

*The shares of Common Stock reported as beneficially owned by Speed One are shares of Common Stock which Speed One has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders. The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock except with respect to such Reporting Persons's pecuniary interest therein.

--------------------------------------------------------------------------------
CUSIP No. 262151 20 2
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Wang Ping
                IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                [China]
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER            69,765,600*
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       69,765,600*

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  [56]%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

*The shares of Common Stock reported as beneficially owned by Speed One are shares of Common Stock which Speed One has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders. The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock except with respect to such Reporting Persons's pecuniary interest therein.

--------------------------------------------------------------------------------
CUSIP No. 262151 20 2
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Ling Sheng
                IDENTIFICATION NO. OF ABOVE PERSON           Han
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                [China]
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER            69,765,600*
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       69,765,600*

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  [56]%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

*The shares of Common Stock reported as beneficially owned by Speed One are shares of Common Stock which Speed One has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders. The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock except with respect to such Reporting Persons's pecuniary interest therein.

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D, dated January 20, 2005 of Drucker, Inc., a Delaware corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(I)       SPEED ONE INVESTMENT LTD.

(a) This statement is being filed on behalf of Speed One Investment Ltd. ("Speed One").

(b) The business address of Speed One is c/o Drucker, Inc. Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(c)       Speed One's general purpose is to serve as an investment vehicle.

(d)-(e) During the last five years Speed One has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Speed One is a British Virgin Islands corporation.

(II)      WEI ZHANG LIU

(a) This statement is being filed on behalf of Wei Zhang Liu ("Liu"), an individual and control person of Speed One.

(b) The business address of Liu is c/o Drucker, Inc. Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(c)       Liu's principal occupation is private investor.

(d)-(e) During the last five years Liu has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Liu holds Chinese citizenship.

(III)     LIANG HONG

(a) This statement is being filed on behalf of Liang Hong ("Hong"), an individual and control person of Speed One.

(b) The business address of Hong is c/o Drucker, Inc. Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(c)       Hong's principal occupation is private investor.

(d)-(e) During the last five years Hong has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Hong holds Chinese citizenship.

(IV)      LIANG SONG GE

(a) This statement is being filed on behalf of Liang Song Ge ("Ge"), an individual and control person of Speed One.

(b) The business address of Ge is c/o Drucker, Inc. Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.


(c)       Ge's principal occupation is private investor.

(d)-(e) During the last five years Ge has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Ge holds Chinese citizenship.

(V)       YI KONG SUN

(a) This statement is being filed on behalf of Yi Kong Sun ("Sun"), an individual and control person of Speed One.

(b) The business address of Sun is c/o Drucker, Inc. Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(c)       Sun's principal occupation is private investor.

(d)-(e) During the last five years Sun has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Sun holds Chinese citizenship.

(VI)      HONG TUN LU

(a) This statement is being filed on behalf of Hong Tun Lu ("Lu"), an individual and control person of Speed One.

(b) The business address of Lu is c/o Drucker, Inc. Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(c)       Lu's principal occupation is private investor.

(d)-(e) During the last five years Lu has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Lu holds Chinese citizenship.

(VII)     WANG PING

(a) This statement is being filed on behalf of Wang Ping ("Ping"), an individual and control person of Speed One.

(b) The business address of Ping is c/o Drucker, Inc. Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(c)       Ping's principal occupation is private investor.

(d)-(e) During the last five years Ping has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Ping holds Chinese citizenship.

(VIII)    LING SHENG HAN

(a) This statement is being filed on behalf of Ling Sheng Han ("Han" and together with Speed One, Liu, Hong, Ge, Sun, Lu and Ping, collectively, the "Reporting Persons"), an individual and control person owner of Speed One.

(b) The business address of Han is c/o Drucker, Inc. Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(c)       Han's principal occupation is private investor.

(d)-(e) During the last five years Han has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Han holds Chinese citizenship.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 15, 2003, the Issuer entered into an Acquisition Agreement, as amended on August 7, 2003 (the "Agreement"), among itself, Speed One and Beijing Beike Machinery Electronic Materials Hightech Corporation ("BK Machinery"), whereby the Issuer agreed to acquire 100% of the issued and outstanding shares of Beijing Beike-Masic Automation Engineering Company Limited ("BK"), a Chinese company which specializes in industrial automation, in exchange for 93,020,800 shares of common stock of the Issuer, calculated on a pre-split basis. Upon execution of the Agreement, the Issuer issued 17,500,000 shares of common stock to BK Machinery and BK Machinery tendered all the shares it owned in BK, such shares being 25% of all the issued and outstanding shares of BK. In addition to the issuance of the 17,500,000 shares of common stock issued to BK Machinery, the Issuer agreed to issue the remaining 75,520,800 shares of common stock in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders.

ITEM 4.   PURPOSE OF TRANSACTION.

(I)       REPORTING PERSONS

The Reporting Persons have no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. The Reporting Persons acquired the security of the Company for general investment purposes. The Reporting Persons are not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law. In addition, the Reporting Persons have the right to elect members to the Issuer's Board of Directors. Moreover, Liu, Hong, Ge, Sun, Lu, Wang and Han serve as members of the Issue's Board of Directors and as such have the power to influence the actions of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(I)       REPORTING PERSONS

(a) As of the date of this report, the Reporting Persons, through their majority ownership of Speed One, beneficially owns an aggregate of 69,765,600 shares of Common Stock, which represents [56%] of the Issuer's Common Stock.

(b) As of the date of this report, the Reporting Persons have shared power to vote or direct the voting of, or dispose or direct the disposition of 69,765,600 shares of the Issuer's Common Stock.

(c) The Reporting Persons have not effected any transactions in the class of securities described in the past 60 days.

(d) Not applicable.

(e) The Reporting Persons remain the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

                                S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 20, 2005                     SPEED ONE INVESTMENT LTD.

                                           By: /s/ Liang Hong
                                               -------------------------------
                                           Name:  Liang Hong
                                           Title: Authorized Representative


                                           /s/ Wei Zhang Liu
                                           -----------------------------------
                                           Wei Zhang Liu


                                           /s/ Liang Hong
                                           -----------------------------------
                                           Liang Hong


                                           -----------------------------------
                                           Liang Song Ge


                                           -----------------------------------
                                           Yi Kong Sun


                                           -----------------------------------
                                           Hong Jun Lu


                                           -----------------------------------
                                           Wang Ping

                                           -----------------------------------
                                           Ling Sheng Han

                                                                       EXHIBIT A

          JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any additional amendments thereto) with respect to the Common Stock of Drucker, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20 day of January, 2005

                                           SPEED ONE INVESTMENT LTD.

                                           By: /s/ Liang Hong
                                               -------------------------------
                                           Name:  Liang Hong
                                           Title: Authorized Representative


                                           /s/ Wei Zhang Liu
                                           -----------------------------------
                                           Wei Zhang Liu


                                           /s/ Liang Hong
                                           -----------------------------------
                                           Liang Hong


                                           /s/ Liang Song Ge
                                           -----------------------------------
                                           Liang Song Ge


                                           /s/ Yi Kong Sun
                                           -----------------------------------
                                           Yi Kong Sun


                                           /s/ Hong Jun Lu
                                           -----------------------------------
                                           Hong Jun Lu

                                           /s/ Wang Ping
                                           -----------------------------------
                                           Wang Ping


                                           /s/ Ling Sheng Han
                                           -----------------------------------
                                           Ling Sheng Han